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                                                                 Exhibit (a)(11)



        FOR:                MAXXIM MEDICAL, INC.

        APPROVED BY:        Peter M. Graham
                            Executive Vice President
                            727/561-2100

        CONTACTS:           Mary Lugris
                            Investor Relations
                            727/561-2100
                            Morgen-Walke Associates
                            Andrea Kaimowitz/Katherine Mittelbusher
                            Press: Darren Brandt
                            212/850-5600


FOR IMMEDIATE RELEASE


                      MAXXIM MEDICAL ANNOUNCES SIGNING OF
                      CREDIT AGREEMENT IN CONNECTION WITH
                   PENDING ACQUISITION OF CIRCON CORPORATION



CLEARWATER, FLORIDA, JANUARY 5, 1999 -- MAXXIM MEDICAL, INC. (NYSE: MAM) announced today that it had entered into a definitive credit agreement, the proceeds of which would be used, among other things, to pay for shares validly tendered and not withdrawn in connection with the pending acquisition of Circon Corporation (NASDAQ: CCON).

     Maxxim Medical, Inc., its wholly owned subsidiary, MMI Acquisition Corp. and Circon Corporation executed a merger agreement on November 21, 1998, pursuant to which MMI Acquisition Corp. commenced on November 30, 1998, a cash tender offer to purchase all of the outstanding shares of Circon Corporation at a price of $15.00 per share. The offer is subject to certain conditions, including among other things, the tender of at least a majority of the shares of Circon outstanding on a fully diluted basis. The offer and withdrawal rights are scheduled to expire at 5:00 p.m., New York City time, on Tuesday, January 5, 1999, unless the offer is extended.

     Maxxim Medical is a major, diversified manufacturer, distributor and marketer of disposable specialty medical products such as custom procedure trays, medical gloves, electrosurgical systems and disposable products for use in cardiology, radiology and critical care. Maxxim has annual revenues in excess of $500 million.

     This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is made only through the Offer to Purchase and the related Letter of Transmittal which were distributed on or about November 30, 1998 to stockholders. Additional copies of such documents can be obtained by contacting, MacKenzie Partners, Inc., the Information Agent, at (212) 929-5500 (collect) or call toll free at (800) 322-2885.



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